SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

[ ]   TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____to_____

Commission file number: 0-10967

A.   Full title of the plan and the address of the plan if different from that of the issuer named below

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Midwest Bancorp, Inc.
300 Park Boulevard
Suite 405, P. O. Box 459
Itasca, Illinois 60143-0459

Page 1 of 15 Pages
Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.

        Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

* Report of Independent Auditors
* Statements of Assets Available for Benefits
* Statements of Changes in Assets Available for Benefits
* Notes to Financial Statements
* Supplemental Schedule

Exhibits

	Sequentially Numbered Page
Consent of Ernst & Young LLP	1414
Certification	15

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2002 and 2001

(With Report of Independent Auditors)

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

Report of Independent Auditors

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of the year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 12, 2003

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Assets Available for Benefits

December 31, 2002 and 2001

		2002		2001
ASSETS				
Cash	$	3,094,209	$	9,775
Investments, at fair value		98,405,478		110,381,338
Receivables:				
Employer contributions		-		490,317
Accrued investment income		393,308		460,744
Total receivables		393,308		951,061
Assets available for benefits	$	101,892,995	$	111,342,174

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Investment Income:		
Dividends	$ 1,463,287	$ 1,409,578
Interest	284,751	775,333
Net (depreciation) appreciation		
(realized and unrealized) in fair value of investments	(9,657,376)	8,093,451
Total investment (loss) income	(7,909,338)	10,278,362
Contributions:		
Employer	3,802,801	3,561,333
Participants	3,449,384	2,913,362
Total contributions	7,252,185	6,474,695
Total (deductions) additions	(657,153)	16,753,057
Reductions:		
Benefits and distributions to participants	8,685,858	4,391,618
Other payments	5,075	4,527
Other reductions	101,093	68,289
Total reductions	8,792,026	4,464,434
Change in net assets	(9,449,179)	12,288,623
Assets available for benefits, beginning of year	111,342,174	99,053,551
Assets available for benefits, end of year	$ 101,892,995	$ 111,342,174

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

Contributions and Benefit Payments

The Company's contribution to the Plan during 2002 and 2001 included a matching contribution of 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 6% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

On January 1, 2002, the maximum participant deferral was increased from 10% to 15% of eligible compensation.

Contributions by participants of up to 15% of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code (the Code) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan.

In November 2001, the ESOP Fund was added to the Plan. On December 27, 2001, shares of the Company's common stock, that were held in the FMBI Stock Fund, that related to Company discretionary contributions to participants' accounts, were transferred to the ESOP fund.

On January 1, 2002, the portion of participants' accounts related to employee contributions and Company matching contributions invested in the FMBI Stock Fund were transferred to the ESOP Fund. A portion of the Company discretionary contributions were invested in the ESOP Fund; no employee contributions and Company matching contributions were credited to this fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Employees may not elect to transfer from other investment options into the ESOP Fund. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

On June 25, 2002, all funds in the Plan, except for the FMBI Stock Fund and ESOP Fund, were transferred into the Daily Valuation Fund ("Daily Fund"). Retirement Direct manages and maintains the record keeping for the Daily Fund. The Daily Fund enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund). The Daily Fund is held in the trust fund managed by First Midwest Bank ("Bank"). The Bank continues to manage the FMBI Stock Fund and ESOP Fund.

Company contributions are reduced by any forfeitures during the year.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (Trustee), a subsidiary of the Company and a party-in-interest.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Investments are reported at fair value, which, except for short-term investments and loans to participants, is determined using quoted market prices. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $5,075 and $4,527 were paid by the Plan's loan account for the years ended December 31, 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

3. Investments

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by:

	Net (Depreciation) Appreciation in Fair Value During the Year Ended December 31,	
	2002	**2001**
Fair value as determined by quoted market price:		
U.S. Government and government agency securities	$ (50,855)	$ 81,390
Common stocks	(5,417,717)	10,592,402
Corporate bonds, debentures and notes	(34,800)	54,962
Mutual funds	(924,350)	(347,477)
Common trust funds	(3,229,654)	(2,287,826)
	$ (9,657,376)	$ 8,093,451

Dividends received by the Plan on First Midwest common stock during 2002 and 2001 amounted to $1,382,081 and $1,299,787, respectively. Net depreciation on First Midwest Common Trust Funds amounted to $3,229,654 and $2,287,826, respectively.

As of December 31, 2002 and 2001, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,	
	2002	**2001**
Goldman Sachs Financial Square Prime #462	$ 9,911,186	$ 13,374,820
First Midwest Bancorp, Inc. Common Stock: (1,937,826 shares at December 31, 2002 and 1,996,006 shares at December 31, 2001)	$ 51,729,256	$ 58,263,422
First Midwest Employee Benefit Equity Fund: (1,148,822 units at December 31, 2002 and 836,602 units at December 31, 2001)	$ 18,974,574	$ 16,711,596
First Midwest Employee Benefit Fixed Income Fund: (718,929 units at December 31, 2002 and 297,669 units at December 31, 2001)	$ 12,508,081	$ 4,736,033

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

4. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, income of the related trust is exempt from tax under Section 501(a) of the Code.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

6. Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefits that are payable to participants but have not been paid to them at the Plan year end. This amount was $137,996 for 2002 and $2,386,010 for 2001. In accordance with accounting principles generally accepted in the United States, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

a. (Note)	b. Identity of Issue	c. Description Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
SHORT-TERM INVESTMENT						
	Short-Term Investment Fund: Goldman Sachs Financial Square Prime Fund #462		1.320%		$ 9,911,186	$ 9,911,186
COMMON STOCK						
*	First Midwest Bancorp, Inc.			1,937,826	17,800,532	51,729,256
COMMON TRUST FUNDS						
*	First Midwest Employee Benefit Equity Fund			1,148,822	20,958,399	18,974,574
*	First Midwest Employee Benefit Fixed Income Fund			718,929	10,787,184	12,508,081
					31,745,583	31,482,655
MUTUAL FUNDS						
	Vanguard Total Stock Market Index Fund			85,596	2,293,517	1,717,915
	Vanguard Small Capitalization Index Fund			85,469	1,645,170	1,338,445
	Fidelity Diversified Fund			54,449	1,122,397	934,342
					5,061,084	3,990,702
LOANS TO PARTICIPANTS						
	Participants Loans	Various	7% - 11%		-	1,291,679
					$ 64,518,385	$ 98,405,478

NOTE: An asterisk in column a. denotes an investment in an entity, which is a "party-in-interest" as defined by ERISA.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Date: June 26, 2003   **/s/ MICHAEL L. SCUDDER**
                                        Michael L. Scudder
                        Member, Plan Committee and Principal Financial and
                         Accounting Officer of First Midwest Bancorp, Inc.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25136) pertaining to the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan of our report dated June 12, 2003 with respect to the financial statements and schedule of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/Ernst & Young LLP

Chicago, Illinois
June 26, 2003

Exhibit 99

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the undersigned officer of First Midwest Bancorp, Inc., and Plan Administrator of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan"), hereby certifies that:

(1) the Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of changes in assets of the Plan.

/s/ PHILLIP E. GLOTFELTY
Name: Phillip E. Glotfelty
Title: Plan Administrator and Member, Plan Committee,
            First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

Dated: June 26, 2003

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.